Exhibit 10.1

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is effective as of the closing of the transactions contemplated by the Merger Agreement (as defined below) (the “Effective Date”), by and among Orrstown Financial Services, Inc., a Pennsylvania corporation (“Orrstown”), Orrstown Bank, a bank and trust company organized under the Pennsylvania Banking Code of 1965 and a wholly owned subsidiary of Orrstown (the “Bank”) (Orrstown and the Bank are hereinafter collectively referred to as the “Employer”) and Craig L. Kauffman, an adult individual (the “Executive”).

BACKGROUND

Executive is currently employed with Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“Codorus”) and PeoplesBank, a Codorus Valley Company, a Pennsylvania banking institution (“PeoplesBank”), pursuant to that certain Employment Agreement by and among the Executive, Codorus and PeoplesBank, dated August 6, 2018, as amended September 14, 2021 (the “Codorus Employment Agreement”). Orrstown has entered into an Agreement and Plan of Merger, dated December 12, 2023, by and between Codorus and Orrstown (the “Merger Agreement”), and desires to enter into this Agreement to supersede and replace the Codorus Employment Agreement, addressing the terms and conditions of Executive’s employment with the Employer following the consummation of the transactions contemplated by the Merger Agreement (the “Merger”), including but not limited to the consequences if the Executive’s employment is terminated for Good Reason or without Cause, each as defined herein. The Executive desires to become employed by the Employer, on the terms and conditions contained in this Agreement.

On the date hereof, the Employer and Executive are also entering into a Change in Control Agreement (the “Change in Control Agreement”) to provide certain rights and benefits to Executive in the event of a change of control of Orrstown.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I. Capacity and Duties.

1.1 Employment. The Employer hereby employs the Executive, and Executive hereby accepts such employment by the Employer, for the period and upon the terms and conditions hereinafter set forth. Executive acknowledges that the Employer has given Executive good and valuable consideration for the execution of this Agreement and the restrictive covenants contained herein, the sufficiency of which is acknowledged by Executive.

1.2 Capacity and Duties.

(a) Executive shall serve hereunder initially as Chief Operating Officer of Orrstown and the Bank, and thereafter during the term of this Agreement in such other or additional positions as may be assigned by the Board of Directors of the Employer and/or the Bank (collectively, the “Board”) or by the President and Chief Executive Officer of the Employer. The parties acknowledge and agree that Executive shall serve as the President and Chief Executive Officer of the Employer upon the retirement of the individual serving as the Employer’s President and Chief Executive Officer as of the Effective Date, which shall occur no later than June 1, 2025 (the “Succession Date”). Executive shall perform such duties and shall have such authority consistent with Executive’s position as may from time to time reasonably be specified by the Board or by the President and Chief Executive Officer. Executive shall report directly to the Chief Executive Officer of the Employer and shall perform Executive’s duties for the Employer principally at the Employer’s then current headquarters, or at such other locations as may be determined by the Board or by the President and Chief Executive Officer, except for periodic travel that may be necessary or appropriate in connection with the performance of Executive’s duties hereunder. The terms and conditions of this Agreement have been reviewed and approved by the Board’s Compensation Committee (the “Compensation Committee”), and the Compensation Committee shall review the Agreement on a five-year cycle, or more frequently, to assess the continuing appropriateness of this Agreement in light of the then-current needs of the Employer. No change in duties of Executive shall in any way diminish the Base Salary payable to him pursuant to the provisions of Section 3 herein.

(b) Executive shall devote Executive’s full working time, energy, skill and best efforts to the performance of Executive’s duties hereunder, in a manner that will faithfully and diligently further the business and interests of the Employer, and shall not be employed by or participate or engage in or be a part of in any manner the management or operation of any business enterprise other than the Employer, (including, without limitation, participation by Executive on any unaffiliated profit or non-profit board of directors) except: (i) upon the prior written notice to and consent of the Nominating and Corporate Governance Committee of the Board or the Chief Executive Officer, or (ii) solely as an investor in real or personal property, the management of which shall not detract from the performance of his duties hereunder; provided, however, that the engagement by Executive in any such business activity shall at all times be in conformity with the Employer’s Code of Ethics, as the same may be amended or supplemented from time to time. Notwithstanding anything herein to the contrary, Executive shall terminate any such activity upon thirty (30) days’ written request by the Employer.

ARTICLE II. Term of Employment.

2.1 Term. The term of Executive’s employment under this Agreement shall commence on the Effective Date and continue for a five (5) year-period if not sooner terminated or further extended pursuant to the terms of this Agreement (such period, as earlier terminated or further extended, the “Employment Period”). The Employment Period shall be extended automatically for one (1) additional year on each anniversary of the Effective Date, unless either the Employer or Executive gives contrary written notice to the other at least sixty (60) days prior to the anniversary date. Upon the giving of notice of non-renewal of the Employment Period, the Employment Period shall continue for a four (4) year-period after the relevant anniversary date. It is the intention of the parties that this Agreement continue until (i) the expiration date if either party has given written notice to the other party of his or its intention not to renew this Agreement as provided above or (ii)

until the earliest of (a) the voluntary termination of Executive’s employment with the Employer by Executive other than for Good Reason (as defined in Section 4.2), (b) the voluntary termination of Executive’s employment by Executive for Good Reason, (c) the termination of Executive’s employment by the Employer for Cause (as defined in Section 4.3), (d) termination of Executive’s employment by the Employer without Cause, (e) termination of Executive’s employment with the Employer due to the Disability (as defined in Section 4.4), (f) the termination of Executive’s employment with the Employer due to his retirement upon attaining age 65, or (g) the death of Executive.

ARTICLE III. Compensation.

3.1 Basic Compensation. As compensation for Executive’s services hereunder, the Employer shall pay to Executive a salary at an initial annual rate equal to $600,000, payable in periodic installments in accordance with the Employer’s regular payroll practices in effect from time to time. Executive’s annual salary, as determined in accordance with this Section 3.1, is hereinafter referred to as Executive’s “Base Salary.” For years subsequent to the initial year of this Agreement, Executive’s Base Salary shall be set by the Employer at an amount no less than the initial Base Salary. For each year in the Employment Period, Executive shall be a Tier 1 participant in any bonus and/or incentive compensation program for executives, including in particular any annual cash bonus plan and/or equity-based long term incentive plan, that the Employer may implement and administer from time to time during the Employment Period, and the amount and form of such bonus and incentive compensation shall be determined annually by the Employer consistent with its Board’s executive compensation practices. References herein to the amount of Executive’s Base Salary or annual cash bonus or cash incentive compensation shall be to the gross amount of such compensation element, exclusive of any elective compensation deferral agreements entered into by Executive from time to time. The determination of compensation payable by the Employer hereunder shall be made by the Compensation Committee, or its designee, which shall perform an annual review of this Agreement, Executive’s performance with the Employer and compensation payable hereunder. In such annual review, the Compensation Committee shall consider the recommendations of the Board. The results of such review, including recommendation as to base salary adjustment and bonus, shall be reported to the Board and shall be memorialized in the minutes of the meetings of the Board or held in a confidential file by the Employer’s Human Resources Department.

3.2 Equity Award. Subject to the approval of the Board, the Employer shall grant the Executive an award of 10,000 shares of restricted stock of Orrstown (the “Equity Award”), subject to the Executive’s continued employment through the date of grant. The Equity Award will be subject to the terms of the Employer’s equity incentive plan and an applicable award agreement by and between Executive and the Employer which, among other things, will set forth the applicable vesting terms of the Equity Award.

3.3 Employee Benefits. In addition to the compensation provided for in Section 3.1, during the Employment Period, Executive shall participate in those of the Employer’s broad-based employee retirement plans, welfare benefit plans, and other benefit programs for which Executive is eligible under the terms of the plan or program, on the same terms and conditions that are applicable to employees generally. In addition, Executive may be eligible, as determined by the Compensation Committee from time to time, during the Employment Period to participate in any of the Employer’s executive-only retirement plan, deferred compensation plan, welfare benefit plan, or other benefit programs, as and to the extent any such benefit programs, plans or arrangements are or may from time to time be in effect during the Employment Period.

3.4 Vacation and Leave. Executive shall be entitled to annual paid vacation, leave of absence and leave for illness or temporary disability in conformity with the Employer’s regular policies and practices, and any leave on account of illness or temporary disability shall not constitute a breach by Executive of Executive’s agreements hereunder.

3.5 Expense Reimbursement. During the term of Executive’s employment, the Employer shall reimburse Executive for all reasonable expenses incurred by Executive in connection with the performance of Executive’s duties hereunder in accordance with its regular reimbursement policies as in effect from time to time and upon receipt of itemized vouchers therefor and such other supporting information as the Employer may reasonably require.

3.6 Automobile. The Executive shall be entitled to the use of a Bank provided automobile and the Bank shall pay all expenses relating thereto, including fuel, oil, maintenance and insurance. The use of said automobile shall be limited to the Executive, his spouse, authorized Bank personnel, or a designated driver in the event of an emergency.

3.7 Membership Dues. During the term of this Agreement, the Bank shall reimburse to Executive the initiation fee, “family” membership dues and member assessments to a country club (or similar establishment located within the Bank’s market, as selected by the Executive and agreed to by the Chief Executive Officer (the “Club”), incurred by Executive to obtain and maintain membership in such Club. Business expenses incurred by Executive at the Club shall be subject to reimbursement in accordance with the reimbursement policies adopted by the Bank for its senior executive officers.

3.8 Deferred Compensation. The Employer shall establish a deferred compensation plan for Executive’s benefit that shall pay, upon Executive’s retirement at 65, a benefit, payable annually for a 15-year period, equal to the difference between (a) $400,000, and (b) the amount distributed pursuant to that certain Bank Contribution Deferred Compensation Agreement by and between Executive and PeoplesBank dated February 21, 2019 (the “PeoplesBank Deferred Compensation Agreement”) in the applicable calendar year. For the avoidance of doubt, the benefit to be paid pursuant to such deferred compensation plan shall be calculated on an annual basis based on the amount distributed each calendar year pursuant to the PeoplesBank Deferred Compensation Agreement.

ARTICLE IV. Termination of Employment.

4.1 Voluntary Termination or Age 65 Retirement. In the event Executive’s employment is voluntarily terminated by the Executive other than for Good Reason (as defined in Section 4.2), the Employer shall not thereafter be obligated to make any further payments hereunder other than amounts (including salary, expense reimbursement, and employee benefits) accrued under this Agreement as of the date of such termination in accordance with generally accepted accounting principles. Except as otherwise provided herein, Executive’s employment shall, if not terminated prior thereto, terminate within thirty (30) calendar days following Executive’s attainment of age 65 (“Retirement Date”); provided, however, the date of such employment termination may be delayed for a period not to exceed one year thereafter upon the approval by the Board of a postponement of such retirement date and a written acceptance of such postponement by Executive not less than 120 days prior to such earlier date. Further, the parties may agree to additional one year postponements of such Retirement Date upon mutual written agreement annually thereafter. In the event Executive’s employment terminates due to Executive’s retirement upon attaining age 65, the Employer shall be obligated to pay Executive: (a) an amount equal to six (6) months’ Base Salary payable during such six-month period in accordance with the Employer’s normal payroll processing intervals at the rate in effect immediately prior to the date of termination, (b) a lump sum cash payment in an amount equal to 150% of the Employer’s actual premium cost of providing group term life insurance coverage to Executive for the three year period following Executive’s termination date, payable within thirty (30) days after Executive’s termination date, and (c) applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. Upon making the payments described in this Section 4.1, the Employer shall have no further compensation obligation to Executive hereunder.

4.2 Termination by Executive for Good Reason: Termination by the Employer Without Cause.

(a) In the event:

(i) Executive’s employment is terminated during the term hereof by Executive for Good Reason (as defined herein); or

(ii) Executive’s employment is terminated during the term hereof by the Employer for any reason other than Cause (as defined herein):

then the Employer shall pay Executive, subject to Section 6.13, his Base Salary in effect upon the date of his termination and an amount equal to the average annual cash bonus awarded to Executive over the past three calendar years preceding the calendar year in which Executive’s termination of employment is effective (exclusive of any election to defer receipt of compensation Executive may have made) in accordance with the Employer’s normal payroll processing intervals for the duration equal to the greater of (A) six (6) months following such termination or (B) the remaining duration of the Employment Period. Executive shall also continue to be eligible to participate in the employee benefit plans referred to in Section 3.2 for a period of six (6) months (continuing to pay the employee portion of the premium costs for the active plan). Notwithstanding the foregoing, if the applicable rules and regulations under Federal or Pennsylvania law prohibit the Employer from providing Executive with the post-termination group health or other benefits coverage, or if providing such coverage would subject the Employer or Executive to penalties or excise taxes, then the Employer shall continue to pay to Executive the monthly amount equal to the COBRA (as defined below) premium amount being paid by its former employees who are eligible for such COBRA participation or other benefits coverage continuation, but the Employer shall not be required to provide Executive with enrollment and participation in the actual plans in which the Employer’s employees are actually enrolled. Notwithstanding the foregoing, in lieu of ongoing coverage under the group term life insurance program, the Employer shall pay Executive an amount equal to 150% of the Employer’s actual premium cost of providing group term life insurance coverage to Executive for the three year period following Executive’s termination date, which amount shall be payable in a lump sum payment within sixty (60) days after Executive’s termination date if Executive’s termination is after the two (2) year anniversary of the Effective Date, or in substantially equal monthly installments over the three (3) year period following Executive’s termination date if Executive’s termination is on or prior to the two (2) year anniversary of the Effective Date. If Executive is unable to continue to participate in any employee benefit plan or program provided for under this Agreement, Executive shall be compensated in respect of such inability to participate for a period of six (6) months through payment by the Employer to Executive, of an amount equal to the cost that would have been incurred by the Employer if Executive were able to participate in such plan or program (less the employee portion of the premium costs for the active plan) plus an amount which, when added to the Employer annual cost to the Employer, would be sufficient after Federal, state and local income and payroll taxes (based on the tax returns filed by Executive most recently prior to the date of termination) to enable Executive to net an amount equal to the Employer annual cost to the Employer. The period of continued health coverage required by Section 4980(B)(f) of the Internal Revenue Code of 1986, as amended (“COBRA”) shall run concurrently with the coverage provided herein.

In addition to the foregoing, in the event Executive’s employment is terminated by Executive for Good Reason or by the Employer for any reason other than Cause, all of Executive’s unvested and outstanding awards shall become immediately vested and exercisable as of the date of such termination or resignation.

(b) As used herein, Executive shall have “Good Reason” to terminate his employment if one of the following conditions (i) through (iii) comes into existence, Executive provides notice to the Employer of the existence of the condition within 90 days of its initial existence, the Employer fails to remedy the condition within 30 days of receiving notice of its existence, and Executive resigns within two years of the initial existence of the Good Reason condition:

(i) There has occurred a material breach of the Employer’s material obligations under this Agreement by the Employer;

(ii) The Employer, without Executive’s prior written consent, changes or attempts to change in any material respect the authority, duties, Base Salary, compensation, incentive compensation, benefits or other terms or conditions of Executive’s employment, or Executive’s reporting structure, in a manner that is adverse to Executive;

(iii) The Employer requires Executive to relocate his principal business location 75 miles or more from Harrisburg, Pennsylvania;

(iv) Executive is not nominated for election to the Board of Directors of either Orrstown or the Bank at the appropriate time (or is removed from the Bank’s Board of Directors by the Bank’s sole shareholder in circumstances unrelated to a for Cause termination); or

(v) Executive has not assumed the role of President and Chief Executive Officer of the Employer upon the retirement of the individual serving as the Employer’s President and Chief Executive Officer by June 1, 2025.

4.3 Termination for Cause. Executive’s employment hereunder shall terminate immediately upon final notice of termination for Cause (as defined herein) indicating that the Board has duly made such a determination, in which event the Employer shall not thereafter be obligated to make any further payments hereunder other than amounts (including salary, expense reimbursement, and employee benefits) accrued under this Agreement as of the date of such termination in accordance with generally accepted accounting principles. As used herein, “Cause” shall mean the following:

(a) the issuance of a final cease-and-desist order by a state or federal agency having jurisdiction over the Employer or any entity which controls the Employer to the extent such cease-and-desist order requires the termination of Executive’s employment;

(b) Executive’s willful or reckless failure to substantially perform the duties of his position (for reasons other than incapacity due to accident or physical or mental illness);

(c) a material breach by Executive of any provision of this Agreement;

(d) Executive engages in (and completes) acts satisfying all of the elements of a misdemeanor involving moral turpitude or any felony;

(e) Executive shall have engaged in illegal conduct or in gross negligence or willful misconduct that, in either case, in the reasonable judgment of the Board causes a financial or identifiable reputational harm to the Employer;

(f) Executive has intentionally made a dishonest statement to any Board member with respect to a material matter; or

(g) Executive’s material breach of fiduciary duty.

With respect to subsections 4.3(b), 4.3(c) or 4.3(g), such condition will constitute Cause if such condition continues for a period of at least 30 days following the receipt by Executive of written notice form the Employer setting forth in detail the facts upon which the Employer relies in concluding that sufficient grounds for “Cause” termination exist.

4.4 Benefits Following Death or Disability.

(a) Following Executive’s total disability (“Disability”, as defined below) or death during the term of this Agreement, the employment of the Executive will terminate automatically, in which event the Bank shall not thereafter be obligated to make any further payments hereunder other than amounts (including salary, expense reimbursement, and employee benefits) accrued under this Agreement or accrued or vested under the terms of any employee benefit plan, or incentive and/or equity based long term incentive plan as of the date of such termination in accordance with generally accepted accounting principles or as otherwise specifically provided herein. For purposes hereof, “Disability” shall mean that Executive, by reason of a medically determinable physical or medical impairment that can be expected to result in death or expected to last for a continuous period of at least twelve months, (i) is unable to engage in any substantial gainful activity or (ii) has received income replacement benefits for a period of at least three months under an accident or health plan of the Employer.

(b)

(i) In the event of a termination of this Agreement as a result of Executive’s death, the Employer shall, as soon as administratively practicable, pay Executive’s designated beneficiaries a lump sum cash payment in an amount equal to six (6) months’ Base Salary at the rate and as required by Section 3.1 and in effect immediately prior to the date of death, together with a lump sum payment in an amount equal to 100% of the premium cost of COBRA continuation coverage under the applicable health plan of the Employer or its Affiliates pursuant to Code Section 4980B for Executive’s (i) surviving spouse for the period commencing as of the first day of the first month next following Executive’s death and continuing for the duration of the applicable COBRA continuation period and (ii) dependent children for the period commencing as of the first day of the first month next following Executive’s death and continuing until the earlier of (A) the duration of the applicable COBRA continuation period, or (B) the date such dependent children cease to be “qualifying children” under the Employer’s health plan, at the COBRA rate then in effect as of the date of Executive’s death (as reasonably determined by the Employer) (less the employee portion of the premium costs for the active plan) and assuming an annual 10% increase in the amount of such COBRA premium over the applicable periods of time described in this sentence. The period of continued health coverage required by COBRA shall run concurrently with the coverage provided herein. Executive’s dependents, beneficiaries and estate, as the case may be, will also receive such survivor’s income and other benefits as they may be entitled under the terms of the benefit programs, plans, and arrangements described in Section 3.2 which provide benefits upon the death of Executive.

(ii) In the event of a termination of this Agreement as a result of the Executive’s Disability, (A) the Employer shall pay Executive a lump sum cash payment in an amount equal to six (6) months’ Base Salary at the rate and as required by Section 3.1 and in effect immediately prior to the date of Disability, together with a lump sum payment in an amount equal to 100% of the premium cost of COBRA continuation coverage under the applicable health plan of the Employer or its affiliates pursuant to Code Section 4980B for Executive’s (i) individual coverage and that of his or her spouse for the period commencing as of the first day of the first month next following Executive’s termination as a result of Disability and continuing for the duration of the applicable COBRA continuation period and (ii) dependent children for the period commencing as of the first day of the first month next following Executive’s termination as a result of Disability and continuing until the earlier of (A) the applicable COBRA continuation period or (B) the date such dependent children cease to be “qualifying children” under the Employer’s health plan, at the COBRA rate then in effect as of the date of Executive’s termination as a result of Disability (as reasonably determined by the Employer) (less the employee portion of the premium costs for the active plan) and assuming an annual 10% increase in the amount of such COBRA premium over the applicable periods of time described in this sentence. The Employer shall also pay Executive a lump sum payment within thirty (30) days after Executive’s termination date equal to 150% of the Employer’s actual premium cost of providing group term life insurance coverage to Executive for the three year period following Executive’s date of Disability and (B) thereafter for as long as Executive continues to be disabled, the Employer shall continue to pay an amount equal to at least 60% of Base Salary in effect immediately prior to the date of Disability until the earlier of Executive’s death or December 31 of the calendar year in which Executive attains age 65, reduced by any disability payments from any Employer provided disability insurance plans or programs and any benefits payments received from the Federal Social Security or applicable state disability benefits programs; and (C), to the extent not duplicative of the foregoing, Executive shall receive those benefits customarily provided by the Employer to disabled former employees, which benefits may include, but shall not be limited to, life, medical, health, accident insurance and a survivor’s income benefit. The period of continued health coverage required by COBRA shall run concurrently with the coverage provided herein.

(iii) For the purposes of (i) and (ii) above, Executive or Executive’s dependents shall pay the same percentage of the total cost of coverage under the applicable employee benefit plans as Executive was paying when Executive’s employment terminated. The total cost of Executive’s continued coverage shall be determined using the same rates for health, life and/or disability coverage that apply from time to time to similarly situated active employees.

4.5 Death or Disability Following Termination of Employment. Executive’s disability or death following Executive’s termination of employment pursuant to Section 4.2 shall not affect Executive’s right, or if applicable, the right of Executive’s beneficiaries, to receive the payments for the balance of the period described in Section 4.2, nor will it affect the right of Executive or Executive’s beneficiaries to receive the balance of any other payments due hereunder and/or under the Change in Control Agreement.

4.6 Beneficiary Designation. Executive may, at any time, by written notice to the Employer, name one or more beneficiaries of any benefits which may become payable by the Employer pursuant to this Agreement. If Executive fails to designate a beneficiary any benefits to be paid pursuant to this Agreement shall be paid to Executive’s estate.

4.7 Preemptive Consideration. Notwithstanding anything to the contrary set forth herein, if Executive is suspended and/or temporarily prohibited from participating in the conduct of the Employer’s, or any of its affiliates’, affairs by a notice served under Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. 118 (e)(3) and (g)(1) or any amendments or supplements thereto, the Employer’s obligations under this Agreement shall be suspended as of the date of service unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Employer may in its discretion (i) pay Executive all or part of the compensation withheld while this Agreement’s obligations were suspended, and (ii) reinstate (in whole or in part) any of its obligations which were suspended. If Executive is removed or permanently prohibited from participating in the conduct of the Employer’s, or any of its affiliates’, business affairs by an order issued by the FDIC or SEC, or equivalent provisions relating to a regulator with supervisory authority over the Employer or any of its affiliates, all obligations of the Employer and any of its affiliates under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.

4.8 Notwithstanding anything herein contained to the contrary, any payments to Executive by the Employer, whether pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. §1828(k) and FDIC regulation 12 C.F.R. Part 359, Golden Parachute and Indemnification Payments.

4.9 Upon cessation of Executive’s employment for any reason, unless otherwise consented to in writing by the Board, Executive shall resign immediately from any and all officer, director and other positions Executive then hold with Employer and/or its affiliates.

ARTICLE V. Restrictive Covenants and Clawback.

5.1 Confidentiality and Non-disclosure. Executive acknowledges a duty of confidentiality owed to the Employer and, subject to Section 5.7, shall not, at any time during or after Executive’s employment by the Employer, retain in writing, use, divulge, disclose, furnish, or make accessible to any person or entity, without the express authorization of the Board or senior management of the Employer, any trade secret, private or confidential information or knowledge of the Employer or any of their affiliates learned, obtained or acquired by Executive while so employed, including but not limited to, proprietary business information, products, processes, services, formulas, materials and formulations, research and development, techniques or know-how, financial records, sales records and data, customer lists, customer contact information and customer preference information, historical volumes, business strategies and competitive sales or marketing strategies and trade secrets as defined by Pennsylvania law. All computer software, business cards, customer lists, price lists, contract forms, catalogs, books, records, files and know-how acquired while an employee of the Employer are acknowledged to be the property of the Employer (or the applicable affiliate) and shall not be duplicated, removed from the Employer’s possession or made use of other than in pursuit of the Employer’s business. Upon the termination of the employment hereunder, the Executive shall deliver to the Bank all correspondence, reports, customer files, customer lists, office keys, manuals, advertising brochures, sample contracts, price lists, employee lists, prospective employee or customer lists, mailing lists, letters, records and any and all other documents pertaining to or containing information relative to the business of the Bank, and Executive shall not remove any of such records either during the course of employment or upon the termination thereof.

Executive understands that in the event of a violation of the provisions of this Section 5.1, the Bank shall have the right to seek injunctive relief, in addition to any other existing rights provided herein or by operation of law, without the requirement of posting bond. The remedies provided in this Section 5.1 shall be in addition to any legal or equitable remedies existing between Executive, and shall not be construed as a limitation upon, or as alternative or in lieu of, such remedies.

5.2 Intellectual Property Rights. Executive agrees that all literary work, copyrightable material or other proprietary information or materials developed by Executive during the term of this Agreement and relating to, or capable of being used or adopted for use in, the business of the Employer or any Affiliates shall inure to and be the property of the Employer and Affiliates and must be promptly disclosed to the Employer. Employee hereby transfers and assigns to Employer all rights in and to such Intellectual Property. Both during employment by the Employer and thereafter, Executive shall, at the expense of the Employer, execute such documents and do such things as the Employer reasonably may request to enable the Employer or their nominee (i) to apply for copyright or equivalent protection in the United States, Canada and elsewhere for any literary work hereinabove referred in this paragraph, or (ii) to be vested with any such copyright protection in the United States, Canada and elsewhere.

5.3 Non-Competition and Non-Solicitation.

(a) Executive shall not, during the Employment Period and for a Restricted Period (as defined below) after Executive ceases to be employed by or provide service to Employer, directly or indirectly, be or become an officer, owner, shareholder, general or limited partner, director or employee or agent of, or a consultant to, or give financial or other assistance to, any person or entity considering engaging in commercial banking or the provision of financial products or services, or is so engaged, within a seventy-five (75) mile radius from any office, branch or other facility (other than solely an ATM) of Employer existing at the time Executive ceases to be employed by the Employer (a “Competing Business”); provided, however, that nothing herein shall prohibit Executive from owning, as a passive investor, in the aggregate not more than 5% of the outstanding publicly traded stock of any corporation so engaged. This restriction shall be limited to Executive’s employment or engagement in a position that is similar to Executive’s role with the Employer or in a position that could allow Executive to compete with the Employer or aid a Competing Business in competing with the Employer. “Restricted Period” shall mean the longer of (i) six (6) months or (ii) the length of time Executive is to receive payments under this Agreement (or any applicable Change in Control Agreement); provided, however, that the period under (ii) above shall not exceed twenty-four (24) months.

(b) Executive shall not, during the Employment Period and for a period of twelve (12) months after Executive ceases to be employed by or provide services to Employer, directly or indirectly:

(i) seek, in competition with the business of the Employer, to do business with any customer of the Employer or its subsidiaries or affiliates, or solicit on behalf of a competitor any prospective customers, or divert or attempt to divert away from the Employer or its subsidiaries or affiliates, the business of any customer or other business entity with which the Employer or its subsidiaries or affiliates, did business;

(ii) solicit or contact any person who is an employee of the Employer or its subsidiaries or affiliates, with a view to the engagement or employment of such person by a third party, or cause any person who is an employee of the Employer to terminate his or her employment for the purpose of joining or becoming employed by a third party;

(c) seek to contract with or engage (in such a way as to adversely affect or interfere with the business of the Employer or its subsidiaries or affiliates) any person or entity who has been contracted with or engaged to provide goods or services to the Employer or its subsidiaries or affiliates; or

(d) engage in or participate in any effort or act to induce any of the customers, associates, consultants, or employees of the Employer to take any action which might be disadvantageous to the Employer or its subsidiaries or affiliates;

provided, however, (i) that nothing herein shall prohibit Executive and Executive’s affiliates from owning, as passive investors, in the aggregate not more than 10% of the outstanding publicly traded stock of any corporation so engaged and (ii) the non-competition covenants in this Section 5.3(a) shall only apply in the event Executive’s employment is terminated by Executive with or without Good Reason or by the Employer other than for Cause. For purposes of this Agreement, (i) a “customer” means any person or entity that Executive knew or should have known to have had a customer relationship with the Employer at any time during the preceding three (3) years or, if Executive’s employment with the Employer has terminated, during the last three years of Executive’s employment; and (ii) a “prospective customer” means any person or entity that was a prospect to have a customer relationship with the Employer that was identified through leads developed during the preceding three (3) years or, if Executive’s employment with the Employer has terminated, the last three (3) years of Executive’s employment with the Employer.

For the purpose of Sections 5.2 and 5.3, the Employer shall be deemed to refer to the Employer and all of their present or future affiliates.

5.4 Injunctive and Other Relief.

(a) Executive acknowledges and agrees that the covenants contained herein are fair and reasonable in light of the additional consideration paid hereunder, which Executive acknowledges is adequate and sufficient consideration, and that damages alone shall not be an adequate remedy for any breach by Executive of Executive’s covenants which then apply and accordingly expressly agrees that, in addition to any other remedies which the Employer may have, the Employer shall be entitled to seek injunctive relief in any court of competent jurisdiction for any breach or threatened breach of any such covenants by Executive without the requirement of posting a bond. Nothing contained herein shall prevent or delay the Employer from seeking, in any court of competent jurisdiction, specific performance or other equitable remedies in the event of any breach or intended breach by Executive of any of its obligations hereunder.

(b) In the event Executive breaches Executive’s obligations under Section 5.3, the period specified therein shall be tolled during the period of any such breach and any litigation seeking remedies for such breach and shall resume upon the conclusion or termination of any such breach and any such litigation. The remedies set forth in this Section are cumulative and in addition to any and all other remedies available to the Employer at law or in equity.

(c) In addition to other remedies contained in this Agreement to which the Employer may be entitled, the Employer shall receive attorney’s fees and any other expenses incident to the maintenance of any action to enforce its rights under this Agreement if such litigation is concluded or terminated, in whole or in part, in the Employer’s favor.

5.5 Disclosure. Executive agrees to disclose the restrictive covenants contained in Sections 5.2 and 5.3 of this Agreement to any prospective employer prior to employment with the prospective employer both during his employment by the Employer and for a period of one (1) year following termination of employment with the Employer.

5.6 Clawback. Executive acknowledges that the Executive is subject to any clawback policy that has been or may be adopted by the Board, including without limitation, that certain Compensation Recovery Policy.

5.7 Protected Disclosures. Nothing contained in this Agreement, any other agreement between Executive and either Orrstown or the Bank or any Orrstown or Bank policy or code limits Executive’s ability, with or without notice to Orrstown or the Bank, to (i) communicate with any federal, state or local governmental agency or commission (a “Government Agency”) or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including by providing non-privileged documents or information, without notice to Orrstown or the Bank; or (ii) testify truthfully in a legal proceeding. Any such communications and disclosures must be consistent with applicable law and the information disclosed must not have been obtained through a communication that was subject to the attorney-client privilege (unless disclosure of that information would otherwise be permitted consistent with such privilege or applicable law). In addition, pursuant to the federal Defend Trade Secrets Act of 2016, Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

ARTICLE VI. Miscellaneous.

6.1 Invalidity. If any provision hereof is determined to be invalid or unenforceable by a court of competent jurisdiction, Executive shall negotiate in good faith to provide the Employer with protection as nearly equivalent to that found to be invalid or unenforceable and if any such provision shall be so determined to be invalid or unenforceable by reason of the duration or geographical scope of the covenants contained therein, such duration or geographical scope, or both, shall be considered to be reduced to a duration or geographical scope to the extent necessary to cure such invalidity.

6.2 Assignment: Benefit. This Agreement shall not be assignable by Executive, and shall be assignable by the Employer only to any affiliate or to any person or entity which may become a successor in interest (by purchase of assets or stock, or by merger, or otherwise) to the Employer in the business or a portion of the business presently operated by it. Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon, the parties hereto and each of their respective permitted successors, assigns, heirs, executors and administrators, including the restrictive covenants of this Agreement.

6.3 Notices. All notices hereunder shall be in writing and shall be sufficiently given if hand-delivered, sent by documented overnight delivery service or registered or certified mail, postage prepaid, return receipt requested or by telegram, fax or telecopy (confirmed by U.S. mail), receipt acknowledged, addressed as set forth below or to such other person and/or at such other address as may be furnished in writing by any party hereto to the other. Any such notice shall be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefor, in all other cases. Any and all service of process and any other notice in any such action, suit or proceeding shall be effective against any party if given as provided in this Agreement; provided that nothing herein shall be deemed to affect the right of any party to serve process in any other manner permitted by law.

(a)	If to the Employer:

Orrstown Bank

4750 Lindle Road

Harrisburg, PA 17111

Attention: Chief Human Resources Officer

(b)	If to Executive:

Craig L. Kauffman

727 Steeplechase Road

Landisville, PA 17538-1537

With a copy to:

John D. Martini, Esq.

Holland & Knight LLP

1650 Market Street, Suite 3300

Philadelphia, PA 19103

Email: john.martini@hklaw.com

and

Vance E. Antonacci, Esq.

McNees Wallace & Nurick, LLC

570 Lausch Lane, Suite 200

Lancaster, PA 17601-3057

Email: vantonacci@mcneeslaw.com

6.4 Entire Agreement and Modification. This Agreement and the Change of Control Agreement between the parties, of even date herewith, constitutes the entire agreement between the parties hereto with respect to the matters contemplated herein and supersedes all prior agreements and understandings with respect thereto, including the Codorus Employment Agreement. Any amendment, modification, or waiver of this Agreement shall not be effective unless in writing and agreed and executed by the Employer and Executive. Neither the failure nor any delay on the part of any party to exercise any right, remedy, power or privilege shall preclude any other or further exercise of the same or of any other right, remedy, power, or privilege with respect to any occurrence and such failure or delay to exercise any right shall be construed as a waiver of any right, remedy, power, or privilege with respect to any other occurrence.

6.5 Governing Law, Forum. This Agreement is made pursuant to, and shall be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania (and United States federal law, to the extent applicable), without giving effect to otherwise applicable principles of conflicts of law. Any claims or legal actions by one party against another shall be commenced and maintained in the Court of Common Pleas of Dauphin County, Pennsylvania or the federal District Court for the Middle District of Pennsylvania, and both parties submit to the jurisdiction and venue of any such court.

6.6 Headings; Counterparts. The headings of sections and subsections in this Agreement are for convenience only and shall not affect its interpretation. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall be deemed to constitute but one and the same Agreement.

6.7 Further Assurances. Each of the parties hereto shall execute such further instruments and take such other actions as any other party shall reasonably request in order to effectuate the purposes of this Agreement.

6.8 Attorneys’ Fees and Related Expenses. All reasonable attorneys’ fees and related expenses incurred by Executive in connection with or relating to the review and negotiation of this Agreement or, if Executive prevails in connection with enforcing Executive’s rights under this Agreement, the enforcement by Executive of Executive’s rights under this Agreement, shall be paid in full by the Employer.

6.9 Mitigation. Executive shall not be required to mitigate the amount of any payment or benefit provided for in Section 4 herein or pursuant to the Change in Control Agreement by seeking employment or otherwise and shall not be entitled to set-off against the amount of any payments made pursuant to Section 4 herein or pursuant to the Change in Control Agreement with respect to any compensation earned by Executive arising from other employment.

6.10 Indemnification. Except to the extent inconsistent with the Employer’s certificate of incorporation or bylaws, the Employer will indemnify the Executive and hold Executive harmless to the fullest extent permitted by law with respect to Executive’s service as an officer and employee of the Employer and its subsidiaries, which indemnification shall be provided following termination of employment for so long as Executive may have liability with respect to Executive’s service as an officer or employee of the Employer and its subsidiaries. The Executive will be covered by a directors’ and officers’ insurance policy with respect to Executive’s acts as an officer to the same extent as all other officers of the Employer under such policies.

6.11 409A Safe Harbor.

(a) Notwithstanding anything in this Agreement to the contrary, in no event shall the Employer be obligated to commence payment or distribution to Executive of any amount that constitutes nonqualified deferred compensation within the meaning of Code Section 409A (“Section 409A”) earlier than the earliest permissible date under Section 409A that such amount could be paid without additional taxes or interest being imposed under Section 409A. The Employer and Executive intend that this Agreement will be administered in accordance with Section 409A. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A. The Employer and Executive agree that they will execute any and all amendments to this Agreement as they mutually agree in good faith may be necessary to ensure compliance with the distribution provisions of Section 409A. Without limiting the generality of the foregoing, in the event Executive is to receive a payment of compensation hereunder that is on account of a separation from service, such payment is subject to the provisions of Section 409A, and Executive is a “specified employee” of the Employer (as determined in accordance with Section 409A of the Code), then payment shall not be made before the date that is six months after the date of separation from service (or, if earlier than the end of the six month period, the date of Executive’s death). Amounts otherwise payable on an installment basis during such six month period, shall be accumulated and paid in a lump sum on the first day of the seventh month, and the balance of any installments shall be payable in accordance with the original schedule. To the extent any payments under this Agreement are payable in installments, each installment shall be treated as a separate payment for purposes of Treasury Regulation § 1.409A-2(b)(2).

(b) All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Employer or incurred by Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c) To the extent that any payment or benefit described in this Agreement constitutes nonqualified deferred compensation under Section 409A, and to the extent that such payment or benefit is payable upon Executive’s termination of employment, then such payments or benefits shall be payable only upon Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section § 1.409A-1(h).

(d) The Employer makes no representation or warranty and shall have no liability to Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensations subject to Section 409A but do not satisfy an exemption from, or the conditions of, Section 409A.

6.12 Non-Disparagement: Subject to Section 5.7 above, upon and at all times following the termination of Executive’s employment, Executive shall not malign, criticize or otherwise disparage Orrstown, the Bank or any of their affiliates or any of their respective officers, employees or directors.

6.13 Release. Notwithstanding any other provision of this Agreement, any severance or termination payments or benefits described are conditioned on Executive’s execution and delivery to the Employer of a separation agreement that includes, among other things, an effective general release of claims and non-disparagement agreement in a form prescribed by the Employer (the “Release”) and in a manner consistent with the requirements of the Older Workers Benefit Protection Act and any applicable state law, becoming effective by the 60th day following the Executive’s separation from service (or such shorter period set forth within such Release). Such payments will commence following the date the Release becomes effective, provided that if the 60-day period spans two calendar years, the payments will commence in the second calendar year; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the termination date.

6.14 Other Rights. Nothing in this Agreement is intended to limit Executive’s right to (a) payment or reimbursement for welfare benefit claims incurred prior to the cessation of his/her employment under any group insurance plan, policy or arrangement of the Employer in accordance with the terms of such plan, policy or arrangement (b) elect COBRA benefits in accordance with the applicable law, or (c) receive a distribution of vested accrued benefits from any employee pension benefit plan in accordance with the terms of that plan.

6.15 Survival. Notwithstanding anything to the contrary in this Agreement, the parties agree that Executive’s obligations under Article 5 of this Agreement shall continue despite the expiration of the term of this Agreement or its termination.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CRAIG L. KAUFFMAN

/s/ Craig L. Kauffman
Signature

ORRSTOWN FINANCIAL SERVICES, INC.

By:	/s/ Thomas R. Quinn, Jr.
Name:	Thomas R. Quinn, Jr.
Title:	President & Chief Executive Officer

ORRSTOWN BANK

By:	/s/ Thomas R. Quinn, Jr.
Name:	Thomas R. Quinn, Jr.
Title:	President & Chief Executive Officer

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